UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

FAIRPOINT COMMUNICATIONS, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

305560302
(CUSIP Number)

Lisa Conrad
Angelo, Gordon & Co., LP
245 Park Avenue, 26th Floor
New York, New York 10167
(212) 692-8220
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 17 Pages
Exhibit Index:  Page 10

CUSIP No. 305560302	Page 2 of 17 Pages

1           Names of Reporting Persons

ANGELO, GORDON & CO., L.P.

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		4,628,325
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 4,628,325
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

4,628,325

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

17.62%

14           Type of Reporting Person (See Instructions)

IA; PN

CUSIP No. 305560302	Page 3 of 17 Pages

1           Names of Reporting Persons

JOHN M. ANGELO

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 4,628,325
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		4,628,325

11           Aggregate Amount Beneficially Owned by Each Reporting Person

                                                            4,628,325

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

17.62%

14           Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 305560302	Page 4 of 17 Pages

1           Names of Reporting Persons

MICHAEL L. GORDON

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 4,628,325
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		4,628,325

11           Aggregate Amount Beneficially Owned by Each Reporting Person

                                                            4,628,325

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

17.62%

14           Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 305560302	Page 5 of 17 Pages

Item 1.                  Security and Issuer.

This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”) of FairPoint Communications, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 521 East Morehead Street, Suite 500, Charlotte, North Carolina 28202.

Item 2.                  Identity and Background.

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo, Gordon”); John M. Angelo, a United States citizen (“Mr. Angelo”); and Michael L. Gordon, a United States citizen (“Mr. Gordon”).

This statement relates to Shares held for the account of certain private investment funds for which Angelo, Gordon acts as investment adviser (the “AG Funds”).  Mr. Angelo is a managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo, Gordon.  Mr. Angelo serves as the chief executive officer of Angelo, Gordon.  Mr. Gordon is the other managing member of JAMG LLC and is the chief operating officer of Angelo, Gordon.  The principal business address of each of the Reporting Persons is 245 Park Avenue, New York, New York 10167.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4 and 6 are incorporated herein by reference.

The Reporting Persons used working capital to purchase (i) $356,494,606 principal amount of the Issuer’s bank debt between May 28, 2009 and May 26, 2010 (the “Debt”), and (ii) certain claims against the Issuer for a total purchase price of $34,000,000 on January 14, 2011 (the “Claims”).  Under the Plan (as defined below), the Reporting Persons have the right to receive (i) 4,064,778 Shares and $172,085,291.93 principal amount of the Issuer’s new exit term loan upon the cancellation of the Debt, and (ii) 563,547 Shares and $23,858,153 principal amount of the Issuer’s new exit term loan upon the cancellation of the Claims.

Item 4.                  Purpose of Transaction.

The responses to Items 3 and 6 are incorporated herein by reference.

On October 26, 2009, the Issuer and all of its direct and indirect subsidiaries filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).  On January 13, 2011, the Bankruptcy Court entered an order confirming the Issuer’s Third Amended Joint Plan of Reorganization (the “Plan”).  The Plan became effective on January 24, 2011 (the “Effective Date”).

CUSIP No. 305560302	Page 6 of 17 Pages

All of the Issuer’s old common stock has been cancelled pursuant to the Plan.  Pursuant to the Plan, the Reporting Persons have the right to receive Shares issued and distributed to satisfy creditor claims, including claims of holders of Debt and Claims.

Pursuant to the Plan, on the Effective Date, the Issuer’s board of directors (the “Board”) appointed Todd W. Arden, a designee of Angelo, Gordon, to serve on the Board and be a member of its Compensation Committee.  Mr. Arden waived his right to receive compensation in cash or Shares for his service on the Board.

The above summary of the material terms of the Plan is not complete and is qualified in its entirety by reference to the full text of the Plan, a copy of which is attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed January 14, 2011, and is incorporated herein by reference.

Other than as described in this Item 4, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.  Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional Shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities or instruments into which any such securities are convertible into or exchangeable for, including Shares (collectively, “Issuer Securities”) or debt instruments, in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities or debt instruments in public or private transactions, (iii) cause Issuer Securities or debt instruments to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities or debt instruments, and/or (v) encourage (including, without limitation, through their designees on the Issuer’s board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of the Reporting Persons may be proposed as acquirers or as a source of financing), (B) changes to the Issuer’s capitalization or dividend policy, or (C) other changes to the Issuer’s business or structure.

Item 5.                  Interest in Securities of the Issuer.

 (a)           As of the date hereof, the Reporting Persons beneficially own 4,628,325 Shares.  According to the Issuer’s Form 8-Ks filed on January 14, 2011 and January 25, 2011, the number of Shares outstanding as of January 24, 2011, was 26,270,947.  Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 17.62% of the total number of Shares outstanding.

(b)(i)       Angelo, Gordon may be deemed to have sole power to direct the voting and disposition of the 4,628,325 Shares.

(ii)           Mr. Angelo may be deemed to have shared power to direct the voting and disposition of the 4,628,325 Shares.

CUSIP No. 305560302	Page 7 of 17 Pages

(iii)         Mr. Gordon may be deemed to have shared power to direct the voting and disposition of the 4,628,325 Shares.

(c)           The responses to Items 3, 4 and 6 are incorporated herein by reference.

(d)           The limited partners of (or investors in) each of the AG Funds participating in the investments described herein have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)           Not applicable.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3 and 4 are incorporated herein by reference.

On January 24, 2011, the Issuer and Angelo, Gordon on behalf of and as investment manager of certain of the AG Funds entered into a registration rights agreement (the “Registration Rights Agreement”).  Angelo, Gordon is entitled to registration rights under the Plan.  Pursuant to the Registration Rights Agreement, Angelo, Gordon is entitled to request an aggregate of two registrations of some or all of the Shares held by the Reporting Persons, provided that no such rights shall be demanded prior to the expiration of 180 days from the Effective Date.  The Issuer is required to use its reasonable best efforts to register some or all the Shares, as requested by Angelo, Gordon, and cause the registration statement to become effective within the earlier of 130 days of the Issuer’s receipt of Angelo, Gordon’s request or 90 days from the date the registration statements is first filed with the Securities and Exchange Commission.  The Registration Rights Agreement also provides the Reporting Persons with a right to have the Shares included in any Issuer-initiated registration statements.  Angelo, Gordon’s rights under the Registration Rights Agreement terminate when it holds less than 7.5% of the Shares.

The above summary of the material terms of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is incorporated by reference herein as Exhibit A.

Except as set forth herein, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A – Registration Rights Agreement, dated as of January 24, 2011, by and among the Issuer and Angelo, Gordon on behalf of and as investment manager of certain funds and/or accounts managed or advised by Angelo, Gordon, which is incorporated herein by reference to Exhibit 10.5 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 25, 2011.

Exhibit B – Joint Filing Agreement, dated as of February 3, 2011, by and among Angelo, Gordon & Co., L.P., John M. Angelo and Michael L. Gordon.

CUSIP No. 305560302	Page 8 of 17 Pages

Exhibit C – Power of Attorney granted by John M. Angelo in favor of Kirk Wickman and Joseph Wekselblatt, dated May 12, 2010

Exhibit D – Power of Attorney granted by Michael L. Gordon in favor of Kirk Wickman and Joseph Wekselblatt, dated May 12, 2010.

CUSIP No. 305560302	Page 9 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 3, 2011	ANGELO, GORDON & CO., L.P.

By: AG Partners, L.P.
Its General Partner

By: JAMG LLC
Its General Partner

By: /s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact

Date: February 3, 2011	JOHN M. ANGELO

/s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact

Date: February 3, 2011	MICHAEL L. GORDON

/s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact

CUSIP No. 305560302	Page 10 of 17 Pages

EXHIBIT INDEX

Page No.

B.	Joint Filing Agreement, dated as of February 3, 2011, by and among Angelo, Gordon & Co., L.P., John M. Angelo and Michael L. Gordon	10
C.	Power of Attorney granted by John M. Angelo in favor of Kirk Wickman and Joseph Wekselblatt, dated May 12, 2010	11
D.	Power of Attorney granted by Michael L. Gordon in favor of Kirk Wickman and Joseph Wekselblatt, dated May 12, 2010	14

CUSIP No. 305560302	Page 11 of 17 Pages

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of FairPoint Communications, Inc. dated as of February 3, 2011, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 3, 2011	ANGELO, GORDON & CO., L.P.

By: AG Partners, L.P.
Its General Partner

By: JAMG LLC
Its General Partner

By: /s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact

Date: February 3, 2011	JOHN M. ANGELO

/s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact

Date: February 3, 2011	MICHAEL L. GORDON

/s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact

CUSIP No. 305560302	Page 12 of 17 Pages

EXHIBIT C

POWER OF ATTORNEY

I, JOHN M. ANGELO, do hereby appoint KIRK WICKMAN and JOSEPH WEKSELBLATT, as my true and lawful attorneys-in-fact (each an “Attorney-in-Fact” and, collectively, the “Attorneys-in-Fact”), each, individually or jointly, with full power of substitution and resubstitution, to have full power and authority to act in my name, place and stead and on my behalf to:

1)
execute and deliver for and on behalf of me, in my personal capacity or my capacity as one or more of an officer, director, managing member, or significant stockholder of Angelo, Gordon & Co., L.P., AG Partners, L.P., JAMG LLC or any of their subsidiaries (collectively, the “Company”), documents, certificates, instruments, statements, agreements, reports, schedules, or other filings to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Exchange Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Exchange Act;

2)
do and perform any and all acts for and on behalf of me that such Attorney-in-Fact (in his or her sole discretion) determines may be necessary or desirable to complete and execute any such reports, schedules or other filings and timely file same with the SEC; and

3)
take any other action of any type whatsoever in connection with the foregoing which, in the sole opinion of such Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by me, it being understood that the documents executed by such Attorney-in-Fact on behalf of me pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such Attorney-in-Fact may approve in his or her sole discretion.

I hereby ratify and confirm all that the Attorneys-in-Fact shall lawfully do and that they have done or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  I acknowledge that the Attorneys-in-Fact, in serving in such capacity at my request, are not assuming, nor is the Company assuming, (i) any of my responsibilities to comply with the requirements of the Exchange Act or the Securities Act or any liability for my failure to comply with such requirements, or (ii) any obligation or liability I incur for profit disgorgement under Section 16(b) of the Exchange Act.  I further acknowledge that this Power of Attorney does not relieve me from responsibility for compliance with my obligations under the Exchange Act or the Securities Act.

This Power of Attorney shall not revoke any powers of attorney granted by me, nor shall this Power of Attorney be revoked by future powers of attorney I grant.  This Power of Attorney shall remain

CUSIP No. 305560302	Page 13 of 17 Pages

in full force and effect until I am no longer subject to Sections 13 and 16 of the Exchange Act, unless earlier revoked by me in a signed writing delivered to the Attorneys-in-Fact.

I acknowledge receipt of the following language provided in Section 5-1513 of the General Obligations Law of the State of New York (the “Cautionary Language”), provided, however, (1) for the avoidance of doubt, I understand and agree, and affirm that it is my intent, that if any provision contained in the Cautionary Language shall be inconsistent with any of the foregoing provisions of this Power of Attorney, the foregoing provisions shall prevail to the fullest extent permitted by law, and (2) nothing in this Power of Attorney shall be construed as an admission or acknowledgement by me that this Power of Attorney is subject to the requirements of Section 5-1501B of the General Obligations Law of the State of New York:

CAUTION TO THE PRINCIPAL: Your Power of Attorney is an important document.  As the “principal,” you give the person whom you choose (your “agent”) authority to act on your behalf.  You do not lose your authority to act even though you have given your agent similar authority.

When your agent exercises this authority, he or she must act according to any instructions you have provided or, where there are no specific instructions, in your best interest.  “Important Information for the Agent” at the end of this document describes your agent’s responsibilities.

Your agent can act on your behalf only after signing the Power of Attorney before a notary public.

You can request information from your agent at any time.  If you are revoking a prior Power of Attorney by executing this Power of Attorney, you should provide written notice of the revocation to your prior agent(s) and to the financial institutions where your accounts are located.

You can revoke or terminate your Power of Attorney at any time for any reason as long as you are of sound mind.  If you are no longer of sound mind, a court can remove an agent for acting improperly.

Your agent cannot make health care decisions for you.  You may execute a “Health Care Proxy” to do this."

The law governing Powers of Attorney is contained in the New York General Obligations Law, Article 5, Title 15.  This law is available at a law library, or online through the New York State Senate or Assembly websites, www.senate.state.ny.us or www.assembly.state.ny.us.

If there is anything about this document that you do not  understand, you should ask a lawyer of your own choosing to explain it to you.

IMPORTANT INFORMATION FOR THE AGENT: When you accept the authority granted under this Power of Attorney, a special legal relationship is created between you and the principal.  This relationship imposes on you legal responsibilities that continue until  you resign or the Power of Attorney is terminated or revoked.  You must:

(1) act according to any instructions from the principal, or, where there are no instructions, in the principal’s best interest;

(2) avoid conflicts that would impair your ability to act in the principal’s best interest;

CUSIP No. 305560302	Page 14 of 17 Pages

(3) keep the principal’s  property  separate and distinct from any assets you own or control, unless otherwise permitted by law;

(4)  keep a  record or all receipts, payments, and transactions conducted for the principal; and

(5) disclose your identity as an agent whenever you act for the principal by writing or printing the principal’s name and signing your own name as “agent” in either of the following manner: (Principal’s Name) by (Your Signature) as Agent, or (your signature) as Agent for (Principal’s Name).

You may not use the principal’s assets to benefit yourself or give major  gifts to yourself or anyone else unless the principal has specifically granted you that authority in this Power of Attorney or in a Statutory Major Gifts Rider attached to this Power of Attorney.  If you have that authority, you must act according to any instructions of the principal or, where there are no such instructions, in the principal’s best interest.  You may resign by giving written notice to the principal and to any co-agent, successor agent, monitor if one has been  named in this document, or the principal’s guardian if one has been appointed.  If there is anything about this document or your responsibilities that you do not understand, you should seek legal advice.

Liability of agent: The meaning of the authority given to you is defined in New York’s General Obligations Law, Article 5, Title 15.  If it is found that you have violated the law or acted outside the authority granted to you in the Power of Attorney, you may be liable under the law for your violation.

IN WITNESS WHEREOF, I have executed this Power of Attorney on May 12, 2010.

Signature:   /s/ John M. Angelo
Name:        John M. Angelo

ACKNOWLEDGEMENT OF APPOINTMENTS BY ATTORNEYS-IN-FACT:
The undersigned executed this Power of Attorney on May 12, 2010.

By:      /s/ Kirk Wickman
Name: Kirk Wickman
Title:    Attorney-in-Fact

ACKNOWLEDGEMENT OF APPOINTMENTS BY ATTORNEYS-IN-FACT (con’t):
The undersigned executed this Power of Attorney on May 12, 2010.

By:      /s/ Joseph Wekselblatt
Name:Joseph Wekselblatt
Title:   Attorney-in-Fact

CUSIP No. 305560302	Page 15 of 17 Pages

EXHIBIT D

POWER OF ATTORNEY

I, MICHAEL L. GORDON, do hereby appoint KIRK WICKMAN and JOSEPH WEKSELBLATT, as my true and lawful attorneys-in-fact (each an “Attorney-in-Fact” and, collectively, the “Attorneys-in-Fact”), each, individually or jointly, with full power of substitution and resubstitution, to have full power and authority to act in my name, place and stead and on my behalf to:

1)
execute and deliver for and on behalf of me, in my personal capacity or my capacity as one or more of an officer, director, managing member, or significant stockholder of Angelo, Gordon & Co., L.P., AG Partners, L.P., JAMG LLC or any of their subsidiaries (collectively, the “Company”), documents, certificates, instruments, statements, agreements, reports, schedules, or other filings to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Exchange Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Exchange Act;

2)
do and perform any and all acts for and on behalf of me that such Attorney-in-Fact (in his or her sole discretion) determines may be necessary or desirable to complete and execute any such reports, schedules or other filings and timely file same with the SEC; and

3)
take any other action of any type whatsoever in connection with the foregoing which, in the sole opinion of such Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by me, it being understood that the documents executed by such Attorney-in-Fact on behalf of me pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such Attorney-in-Fact may approve in his or her sole discretion.

I hereby ratify and confirm all that the Attorneys-in-Fact shall lawfully do and that they have done or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  I acknowledge that the Attorneys-in-Fact, in serving in such capacity at my request, are not assuming, nor is the Company assuming, (i) any of my responsibilities to comply with the requirements of the Exchange Act or the Securities Act or any liability for my failure to comply with such requirements, or (ii) any obligation or liability I incur for profit disgorgement under Section 16(b) of the Exchange Act.  I further acknowledge that this Power of Attorney does not relieve me from responsibility for compliance with my obligations under the Exchange Act or the Securities Act.

This Power of Attorney shall not revoke any powers of attorney granted by me, nor shall this Power of Attorney be revoked by future powers of attorney I grant.  This Power of Attorney shall remain

CUSIP No. 305560302	Page 16 of 17 Pages

in full force and effect until I am no longer subject to Sections 13 and 16 of the Exchange Act, unless earlier revoked by me in a signed writing delivered to the Attorneys-in-Fact.

I acknowledge receipt of the following language provided in Section 5-1513 of the General Obligations Law of the State of New York (the “Cautionary Language”), provided, however, (1) for the avoidance of doubt, I understand and agree, and affirm that it is my intent, that if any provision contained in the Cautionary Language shall be inconsistent with any of the foregoing provisions of this Power of Attorney, the foregoing provisions shall prevail to the fullest extent permitted by law, and (2) nothing in this Power of Attorney shall be construed as an admission or acknowledgement by me that this Power of Attorney is subject to the requirements of Section 5-1501B of the General Obligations Law of the State of New York:

CAUTION TO THE PRINCIPAL: Your Power of Attorney is an important document.  As the “principal,” you give the person whom you choose (your “agent”) authority to act on your behalf.  You do not lose your authority to act even though you have given your agent similar authority.

When your agent exercises this authority, he or she must act according to any instructions you have provided or, where there are no specific instructions, in your best interest.  “Important Information for the Agent” at the end of this document describes your agent’s responsibilities.

Your agent can act on your behalf only after signing the Power of Attorney before a notary public.

You can request information from your agent at any time.  If you are revoking a prior Power of Attorney by executing this Power of Attorney, you should provide written notice of the revocation to your prior agent(s) and to the financial institutions where your accounts are located.

You can revoke or terminate your Power of Attorney at any time for any reason as long as you are of sound mind.  If you are no longer of sound mind, a court can remove an agent for acting improperly.

Your agent cannot make health care decisions for you.  You may execute a “Health Care Proxy” to do this."

The law governing Powers of Attorney is contained in the New York General Obligations Law, Article 5, Title 15.  This law is available at a law library, or online through the New York State Senate or Assembly websites, www.senate.state.ny.us or www.assembly.state.ny.us.

If there is anything about this document that you do not  understand, you should ask a lawyer of your own choosing to explain it to you.

IMPORTANT INFORMATION FOR THE AGENT: When you accept the authority granted under this Power of Attorney, a special legal relationship is created between you and the principal.  This relationship imposes on you legal responsibilities that continue until  you resign or the Power of Attorney is terminated or revoked.  You must:

(1) act according to any instructions from the principal, or, where there are no instructions, in the principal’s best interest;

(2) avoid conflicts that would impair your ability to act in the principal’s best interest;

CUSIP No. 305560302	Page 17 of 17 Pages

(3) keep the principal’s  property  separate and distinct from any assets you own or control, unless otherwise permitted by law;

(4)  keep a  record or all receipts, payments, and transactions conducted for the principal; and

(5) disclose your identity as an agent whenever you act for the principal by writing or printing the principal’s name and signing your own name as “agent” in either of the following manner: (Principal’s Name) by (Your Signature) as Agent, or (your signature) as Agent for (Principal’s Name).

You may not use the principal’s assets to benefit yourself or give major  gifts to yourself or anyone else unless the principal has specifically granted you that authority in this Power of Attorney or in a Statutory Major Gifts Rider attached to this Power of Attorney.  If you have that authority, you must act according to any instructions of the principal or, where there are no such instructions, in the principal’s best interest.  You may resign by giving written notice to the principal and to any co-agent, successor agent, monitor if one has been  named in this document, or the principal’s guardian if one has been appointed.  If there is anything about this document or your responsibilities that you do not understand, you should seek legal advice.

Liability of agent: The meaning of the authority given to you is defined in New York’s General Obligations Law, Article 5, Title 15.  If it is found that you have violated the law or acted outside the authority granted to you in the Power of Attorney, you may be liable under the law for your violation.

IN WITNESS WHEREOF, I have executed this Power of Attorney on May 12, 2010.

Signature:    /s/ Michael L. Gordon
Name:         Michael L. Gordon

ACKNOWLEDGEMENT OF APPOINTMENTS BY ATTORNEYS-IN-FACT:
The undersigned executed this Power of Attorney on May 12, 2010.

By:      /s/ Kirk Wickman
Name: Kirk Wickman
Title:    Attorney-in-Fact

ACKNOWLEDGEMENT OF APPOINTMENTS BY ATTORNEYS-IN-FACT (con’t):
The undersigned executed this Power of Attorney on May 12, 2010.

By:      /s/ Joseph Wekselblatt
Name:Joseph Wekselblatt
Title:   Attorney-in-Fact